UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 5, 2014

Commission File Number: 001-36153

CRITEO S.A.

(Translation of registrant’s name into English)

32, rue Blanche

75009 Paris – France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 5, 2014, Criteo announced that Greg Coleman, currently President, will focus his time on his non-executive role as a member of Criteo’s Advisory Board, where he will continue to contribute to the strategic direction of the company. In addition, Criteo announced that Eric Eichmann, Chief Operating Officer, will take on expanded duties as President and Chief Operating Officer.

Results of Operations and Financial Condition.

On August 5, 2014, Criteo issued a press release announcing its financial results for the second quarter ended June 30, 2014. A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated August 5, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRITEO S.A.

Date: August 5, 2014	By:	/s/ Jean-Baptiste Rudelle
		Name:	Jean-Baptiste Rudelle
		Title:	Chief Executive Officer